UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2020

BHP GROUP LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP GROUP PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP PLC and BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 30,692 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2018 Short Term Incentive Plan and 3,897 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

2.  The acquisition of 92,333 ordinary shares in BHP Group Limited following the vesting of the Long Term Incentive Plan 2015 awards and 19,150 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (The lapse of 100,027 Long Term Incentive Plan 2015 awards.) *

3.  The on-market sale of 67,162 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1 and 2.

* The five-year performance period for the 2015 Long Term Incentive Plan ended on 30 June 2020. Mike Henry’s 2015 Long Term Incentive Plan award comprised 192,360 awards (awarded prior to his appointment as CEO), subject to achievement of the relative Total Shareholder Return performance conditions and a holistic “look back” review of performance over the five-year period by the Remuneration Committee. For the award to vest in full, Total Shareholder Return must exceed a Peer Group Total Shareholder Return (for 67 per cent of the award) and an Index Total Shareholder Return (for 33 per cent of the award) by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the performance period from 1 July 2015 to 30 June 2020. Total Shareholder Return includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends). BHP’s Total Shareholder Return performance was positive 29.0 per cent over the five-year period from 1 July 2015 to 30 June 2020. This is above the weighted median Peer Group Total Shareholder Return of positive 9.6 per cent and below the Index Total Shareholder Return of positive 38.5 per cent over the same period. This level of performance results in 48 per cent vesting for the 2015 Long Term Incentive Plan awards. The Remuneration Committee reviewed performance holistically over the five-year period, and determined that it was appropriate to allow 48 per cent of the 2015 Long Term Incentive Plan awards to vest.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	34,589

		2.	Nil	111,483

		3.	AUD 39.32	67,162

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2020-08-19 2. 2020-08-19 3. 2020-08-19

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Peter Beaven

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

4.  The acquisition of 30,964 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2018 Short Term Incentive Plan and 3,931 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

5.  The acquisition of 83,940 ordinary shares in BHP Group Limited following the vesting of the Long Term Incentive Plan 2015 awards and 17,409 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (The lapse of 90,933 Long Term Incentive Plan 2015 awards.) *

6.  The on-market sale of 65,424 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1 and 2.

* The five-year performance period for the 2015 Long Term Incentive Plan ended on 30 June 2020. Peter Beaven’s 2015 Long Term Incentive Plan award comprised 174,873 awards, subject to achievement of the relative Total Shareholder Return performance conditions and a holistic “look back” review of performance over the five-year period by the Remuneration Committee. For the award to vest in full, Total Shareholder Return must exceed a Peer Group Total Shareholder Return (for 67 per cent of the award) and an Index Total Shareholder Return (for 33 per cent of the award) by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the performance period from 1 July 2015 to 30 June 2020. Total Shareholder Return includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends). BHP’s Total Shareholder Return performance was positive 29.0 per cent over the five-year period from 1 July 2015 to 30 June 2020. This is above the weighted median Peer Group Total Shareholder Return of positive 9.6 per cent and below the Index Total Shareholder Return of positive 38.5 per cent over the same period. This level of performance results in 48 per cent vesting for the 2015 Long Term Incentive Plan awards. The Remuneration Committee reviewed performance holistically over the five-year period, and determined that it was appropriate to allow 48 per cent of the 2015 Long Term Incentive Plan awards to vest.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	34,895

		2.	Nil	101,349

		3.	AUD 39.32	65,424

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	4. 2020-08-19 5. 2020-08-19 6. 2020-08-19

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Daniel Malchuk

2	Reason for the notification

a)	Position/status	PDMR (President Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

7.  The acquisition of 33,686 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2018 Short Term Incentive Plan and 4,277 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

8.  The acquisition of 83,940 ordinary shares in BHP Group Limited following the vesting of the Long Term Incentive Plan 2015 awards and 17,409 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (The lapse of 90,933 Long Term Incentive Plan 2015 awards.) *

9.  The on-market sale of 56,934 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1 and 2.

* The five-year performance period for the 2015 Long Term Incentive Plan ended on 30 June 2020. Daniel Malchuk’s 2015 Long Term Incentive Plan award comprised 174,873 awards, subject to achievement of the relative Total Shareholder Return performance conditions and a holistic “look back” review of performance over the five-year period by the Remuneration Committee. For the award to vest in full, Total Shareholder Return must exceed a Peer Group Total Shareholder Return (for 67 per cent of the award) and an Index Total Shareholder Return (for 33 per cent of the award) by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the performance period from 1 July 2015 to 30 June 2020. Total Shareholder Return includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends). BHP’s Total Shareholder Return performance was positive 29.0 per cent over the five-year period from 1 July 2015 to 30 June 2020. This is above the weighted median Peer Group Total Shareholder Return of positive 9.6 per cent and below the Index Total Shareholder Return of positive 38.5 per cent over the same period. This level of performance results in 48 per cent vesting for the 2015 Long Term Incentive Plan awards. The Remuneration Committee reviewed performance holistically over the five-year period, and determined that it was appropriate to allow 48 per cent of the 2015 Long Term Incentive Plan awards to vest.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	37,963

		2.	Nil	101,349

		3.	AUD 39.32	56,934

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	7. 2020-08-19 8. 2020-08-19 9. 2020-08-19

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Edgar Basto-Baez

2	Reason for the notification

a)	Position/status	PDMR (President Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	1. BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 33,828 ordinary shares in BHP Group Limited following the vesting of Restricted Shares under the FY2018 Management Award Plan.

2.  The on-market sale of 16,244 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	33,828

		2	AUD 39.32	16,244

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2020-08-19 2. 2020-08-19

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

a)	Position/status	PDMR (President Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 34,349 ordinary shares in BHP Group Limited following the vesting of Restricted Shares under the FY2018 Management Award Plan.

2.  The on-market sale of 8,544 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)

		1	Nil	34,349

		2	AUD 39.32	8,544

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2020-08-19 2. 2020-08-19

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 21, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Company Secretary